

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 1, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Dale Van Voorhis
Chief Financial Officer
Parks! America, Inc.
1300 Oak Grove Road
Pine Mountain, GA 31822

> **Re: Parks! America, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarterly period ended March 31, 2009**
> **Form 10-Q for the quarterly period ended June 28, 2009**
> **File No. 000-51254**

Dear Mr. Van Voorhis:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        David R. Humphrey
                                        Branch Chief